

Mail Stop 4631

September 28, 2017

Via E-mail
Daniel Serruya
Chief Executive Officer
BRK, Incorporated
411 Eastgate Road, Suite A
Henderson, NV 89011

   Re: BRK, Inc.
     Supplemental Response dated September 19, 2017
     Information Statement on Schedule 14C
     Filed September 5, 2017
     File No. 000-54956

Dear Mr. Serruya:

   We have reviewed your filing and have the following comment.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated September 15, 2017. Because your common stock is registered under Section 12(g) of the Exchange Act, you are required to provide information to holders of that common stock in accordance with the federal proxy rules, including Rule 14c-2(b). This requirement is not affected by any provisions of state corporate law. Further, the facts described in the Burlington Northern, Inc. (Feb. 3, 1983) no action letter are not present with respect to your filing. Accordingly, please revise the disclosure throughout your information statement to (i) clarify that the actions approved by the shareholder consent have been taken and indicate when they were taken, and (ii) clarify that the fact that such actions have been taken may be inconsistent with Rule 14c-2(b).

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas E. Puzzo, Esq.
Brian Keasberry